August 23, 2005

Mail Stop 4561

Scott Kincer
Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California  92821

Re:	Datascension, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
      Filed August 12, 2005
      Registration No. 333-121851

Dear Mr. Kincer:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2. Based on your response it appears that the spin-offs of Nutek Oil and Century Innovations did not meet the requirements of Staff Legal Bulletin No. 4 (September 16, 1977). Accordingly, please disclose that these spin-offs may not have complied with Section 5 of the Securities Act. In addition, please advise us why Century Innovations is not required to register under the Exchange Act of 1934.

Risk Relating to Our Current Financing Arrangement, page 9

2. Please update the financial information in the dilution to net tangible book value per share risk factor as of the date of the interim financial statements included in your next amendment.

Summary Financial Information, page 15

3. Update the Summary Financial Information with financial information for the interim periods.

Management`s Discussion And Analysis of Financial Condition Or
Plan
Of Operation, page 16

Liquidity and Capital Resources, page 21

4. We note your response to comment 14 and the corresponding disclosure. Please clarify the disclosure to identify the time period used in the calculation of "average collections." In addition, please clarify whether the variable cost related to your contract labor is a contractual term, the most recent monthly payment, or the average monthly payment over a period time.

Major Clients, page 28

5. We note your response to comment 18. However, we also note that you have not filed any of these agreements as requested. Please file any material contracts as exhibits to the registration statement.

Financial Statements

General

6. Please amend your filing to update the financial statements in accordance with Rule 3-10 of Regulation S-B.

Statement of Changes in Stockholders` Equity, page F-7

7. We note a prior period adjustment of $219,709 during the year ended December 31, 2004. Please explain the nature of this adjustment and your basis in GAAP for your accounting treatment.

Summary of Significant Accounting Policies

Intangible Assets, page F-10

8. We note your response to prior comment 28 and still do not understand your determination that you did not have a material misstatement within your 2003 financial statements as a result of not recording amortization of your intangible assets. After considering your explanation, we do not believe this qualifies as a change in estimate under APB 20, and is instead a departure from authoritative literature in effect for the period in question. Under SFAS 142, an intangible asset with a finite life is amortized. Please restate your 2003 financial statements to record amortization of these finite-lived intangible assets as this appears to materially impact your net loss for the year ended December 31, 2003.

Note 4 - Receivable from Nutek Oil, page F-13

9. We note from the response to comment 29 that you converted the Nutek receivable into shares of Nutek common stock on April 13, 2005.
Please tell us the fair value of the Nutek shares received. Since Nutek is a public company, we noted that share issuances within that timeframe ranged from $.20 - $.30 per share. As such, it appears that an impairment charge would be recorded for the difference in the recorded receivable and the actual value of shares received in settlement of the receivable. Further, because management was aware at December 31, 2004 that the full amount of the receivable was uncollectible, this impairment charge should have been recorded at year end. Please advise or revise accordingly. Reference is made to
APB 29.

Convertible Notes Payable and Debentures, pages F-16 to F-17

10. We note that the value of beneficial conversion feature exceeds the amount of proceeds received. Please advise us how this treatment is consistent with the guidance in paragraph 6 of EITF 98-5 which limits the amount of the discount assigned to the beneficial conversion feature to the amount of proceeds allocated to the convertible instrument. Please revise accordingly.

Interim Statements

11. Please advise or revise to include an affirmative statement regarding the adjustments to the interim financial statements pursuant to Instruction 2 to the Instructions to Item 310(b) of Regulation S-B.

Exhibit 23.2 and 23.3

12. Have your independent accountants provide consents as of a current date for inclusion within your amended filing.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Owen Naccarato, Esq. (via facsimile)

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Scott Kincer
Datascension, Inc.
August 23, 2005
Page 4